UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Follow-on Public Offering; Signing of Underwriting Agreement

On November 4, 2021, Evaxion Biotech A/S (“Evaxion”) entered into an underwriting agreement (the “Underwriting Agreement”) with Oppenheimer & Co. Inc., as representative of the several underwriters named therein (collectively, the “Underwriters”), relating to the issuance and sale in a follow-on public offering of 3,428,571 American Depositary Shares ("ADSs"), at a public offering price of $7.00 per ADS, with each such ADS representing one ordinary share, DKK 1 nominal value per share, of Evaxion ("Ordinary Shares"). The gross proceeds from the offering are expected to be approximately $24.0 million before deducting underwriting fees and commissions and other offering expenses. Evaxion has granted the underwriters an option for a period of 30 days from the date of the final prospectus to purchase an additional 514,285 ADSs at the public offering price. The closing of the offering is expected to occur on November 9, 2021, subject to the satisfaction of customary closing conditions. A copy of the press release announcing the offering is attached as Exhibit 99.1 hereto.

The Underwriting Agreement contains customary representations, warranties and agreements by Evaxion, customary conditions to closing, indemnification obligations of Evaxion and the Underwriters, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by such parties. The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated by reference herein. A copy of the opinion of Mazanti-Andersen relating to the legality of the issuance and sale of the ordinary shares in the offering is attached as Exhibit 5.1 hereto.

The offering is being made pursuant to a registration statement on Form F-1, (Registration Statement No. 333-260493), and a registration statement on Form F-1) (Registration Statement No. 333-250791) filed pursuant to Rule 462(b) of the Securities Act with the Securities and Exchange Commission (“SEC”), both of which were declared effective by the SEC on November 4, 2021, and a prospectus thereunder. Neither the disclosures on this Report on Form 6-K nor the attached press release shall constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The information contained in Exhibit 99.1 of this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section, nor shall it be incorporated by reference in any filing under the Securities, except as expressly set forth by specific reference in such a filing.

Exhibit No.	Description

1.1	Underwriting Agreement dated November 4, 2021, by and between Evaxion Biotech A/S and Oppenheimer & Co. Inc., as the representative of the several underwriters named therein.

5.1	Opinion of Mazanti-Andersen

23.1	Consent of Mazanti-Anderson (included in Exhibit 5.1)

99.1	Press Release dated November 5, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: November 5, 2021	By:	/s/ Lars Staal Wegner, M.D.
Lars Staal Wegner, M.D.
Chief Executive Officer